UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Aurelion Inc. Announces Change of Chief Accounting Officer

Aurelion Inc. (the “Company”) today announced that Ms. Zimuyin Jiang will resign as chief accounting officer of the Company for personal reasons, effective January 22, 2026. Ms. Hattie He will succeed Ms. Jiang as chief accounting officer of the Company, effective the same date.

Ms. Hattie He has over 20 years of experience in corporate finance, public accounting, and SEC reporting, with deep expertise in U.S. GAAP, SOX compliance, and cross-border M&A transactions. Before joining us, she has held senior leadership roles in finance at multinational technology and internet companies. Ms. He served as a managing partner at HZ CPAs & Advisors P.C. from January 2024 to December 2025. From October 2021 to November 2023, she was a vice president of finance at Inuitive Microelectronics Ltd. Ms. He served as a vice president of finance at Grindr LLC from June 2019 to July 2020. Before that, Ms. He previously served as a senior partner at BDO China from April 2014 to May 2019. Ms. He has been an independent director at Beijing Keer Jewelry Corporation since April 2022. Ms. He received her bachelor’s degree in Economics from Nankai University in 2000 and her master’s degree in Accounting from Boston College in 2006. Ms. He is a licensed CPA in the Commonwealth of Massachusetts and a member of AICPA.

The Company appreciates Ms. Jiang’s contribution and commitment to the Company’s work throughout her time in office, and wish her success in her future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: January 22, 2026	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

3